Exhibit 19

AUGUSTA GOLD CORP.
(the "Company")

CORPORATE DISCLOSURE POLICY

OBJECTIVE AND SCOPE

This disclosure policy applies to all directors, officers and employees of the Company, and those authorized or designated to speak on its behalf. It covers all methods of communication by the Company with the public, including disclosures in documents filed with securities regulators, written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company's website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls. This policy does not apply to communication in the ordinary course of business not involving material information.

The objective of this disclosure policy is to ensure that communications to the investing public about the Company are:

●	timely, factual and accurate; and

●	broadly disseminated in accordance with all applicable legal and regulatory requirements.

This disclosure policy outlines the Company's approach towards the determination and dissemination of material information, the circumstances under and methods through which the confidentiality of information will be maintained, and restrictions on the trading of the Company's securities. It also provides guidelines designed to achieve consistent disclosure practices across the Company.

DISCLOSURE POLICY ADMINISTRATION

The Disclosure Policy shall be administered by the Chairman, President & Chief Executive Officer ("CEO"); Chief Financial Officer (“CFO”), Sr. Vice President Corporate Affairs (“Sr. VP”), Sr. Vice President, Investor Relations and Corporate Development (“Sr.VP IR”), VP Legal (“VP Legal”) (collectively the “Administrators”). The Administrators may at anytime, request the assistance or advice of other officers of the Company or third parties in the administration and interpretation of this policy. The Administrators will decide when developments are material and justify release to the public and will review the Company's prior disclosures of material information in regulatory filings and other statements to determine whether any updating or correcting is appropriate. All of the Company’s written and oral public disclosures shall be reviewed and approved by the Administrators. The CEO will review this disclosure policy on an annual basis and recommend to the board of directors updating this policy, if necessary.

PRINCIPLES OF DISCLOSURE OF MATERIAL INFORMATION

Material information is any information (including material facts and material changes) relating to the business and affairs of the Company that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions.

In complying with the requirement to disclose all material information under applicable laws and stock exchange rules in a timely manner, the Company will adhere to the following basic disclosure principles:

1.	Subject to the terms of this policy, material information will be publicly disclosed via news release.

2.	In certain circumstances, the CEO may determine that such disclosure would be detrimental to the Company's interests (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the CEO determines it is appropriate to publicly disclose or that the Company has a legal obligation to do so. In certain circumstances, the CEO may cause a confidential material change report to be filed with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential (also see 'Rumours').

3.	Disclosure must be factual and non-speculative and must include any information the omission of which would make the rest of the disclosure misleading (half-truths are misleading).

4.	Unfavourable material information must be disclosed as promptly and completely as favourable information.

5.	No selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an interview with an analyst or in a telephone conversation with an investor). If previously undisclosed material information has been inadvertently disclosed, such information must be broadly disclosed immediately via news release. In certain circumstances, applicable securities laws allow for selective disclosure where doing so is in the "necessary course of business". Selective disclosure of material information under this exception should generally be reviewed and confirmed with the Company's counsel.

6.	Disclosure on the Company's website alone does not constitute adequate disclosure of material information.

7.	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure by the Company contained a material error at the time it was given.

TRADING RESTRICTIONS AND BLACKOUT PERIODS

Insiders and employees with knowledge of confidential material information about the Company or counter-parties in negotiations of potentially material transactions are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated.

Insiders are personally responsible for filing accurate and timely insider trading reports.

Quarterly trading blackout periods may apply to all employees during periods when financial statements are being prepared but results have not yet been publicly disclosed. The need for and the length of a quarterly trading blackout will be determined based on whatever new material information is disseminated.

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Blackout periods may be prescribed from time to time by the Administrators as a result of special circumstances relating to the Company when insiders would be precluded from trading in its securities. All parties with knowledge of such special circumstances should be covered by the blackout. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors, and counter-parties in negotiations of material potential transactions.

In addition, directors, officers and other employees of the Company are prohibited from engaging in hedging or monetization transactions, including, for greater certainty, purchasing financial instruments such as variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of the Company’s securities granted as compensation or held, directly or indirectly, by such director, officer or employee. These types of transactions may permit continued ownership of our securities obtained through the Company’s Stock Option Plan or otherwise without the full risks and rewards of ownership. When that occurs, a person entering into this type of transaction may no longer have the same objectives as our other shareholders.

To protect the reputation of the Company and avoid the appearance of impropriety, all directors, officers and other insiders are required to pre-clear all proposed trades in the Company’s securities (including the exercise of stock options) with the CEO and another designated officer of the Company.

MAINTAINING CONFIDENTIALITY

Any director, officer or employee privy to confidential corporate information is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business. Efforts will be made to limit access to such confidential information to only those who need to know the information.

Outside parties privy to undisclosed material information concerning the Company will be told that they must not divulge such information to anyone else, and that they may not trade in the Company's securities until the information is publicly disclosed. Such outside parties may be requested to confirm their commitment to non-disclosure under a written confidentiality agreement of the Company as and when determined by the Company.

In order to prevent the misuse or inadvertent disclosure of material information, the procedures set forth below should be observed at all times:

1.	Documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who need to know that information in the necessary course of business and code names should be used if necessary.

2.	The utmost caution must be adhered to when confidential matters are being discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

3.	Confidential matters should not be discussed on wireless telephones or other wireless devices unless such devices are secure.

4.	Confidential documents should not be displayed in public places and should not be discarded where others can retrieve them and if discarded should be shredded or otherwise destroyed.

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5.	Directors, officers and employees must ensure they maintain the confidentiality of information in their possession outside of the Company's office as well as inside the office.

6.	Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

7.	Unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed. Unnecessary printing of confidential documents should be avoided and documents containing confidential information should be promptly removed from printers. Caution should be adhered to when printing on shared printers or printers in open office space.

8.	Access to confidential electronic data should be restricted through the use of passwords.

AUTHORIZED SPOKESPERSONS

The Company designates a limited number of spokespersons responsible for communication with the investment community, regulators or the media. The Chairman, CEO and the Sr. VP IR will be the primary and official spokespersons for the Company. The CEO may, from time to time, designate others within the Company to speak on behalf of the Company or to respond to specific inquiries. There could be blanket delegation on routine matters.

Directors, officers or employees who have not been designated by the CEO must not respond under any circumstances to inquiries from the investment community, the media or others. All such inquiries should be referred to the CEO or his designate.

NEWS RELEASES AND FILINGS

Once the CEO or the Administrators determine that a development is material and must be disclosed, she or one of the Administrators will authorize the issuance of a news release. Should a material statement inadvertently be made on a selective basis, the Company will immediately issue a news release in order to fully disclose that information.

If the stock exchange (the “Exchange”) on which the Company’s shares trade is open for trading at the time of a proposed announcement, prior notice (at least thirty (30) minutes) of a news release announcing material information must be provided to the market surveillance department to enable a trading halt, if deemed necessary by the Exchange or the Company. If a news release announcing material information is issued outside of trading hours, market surveillance should be notified before the market opens.

Annual and interim financial results will be filed on SEDAR and EDGAR immediately following board approval of the financial statements.

News releases will be filed on SEDAR and EDGAR and concurrently disseminated through an approved news wire service that provides simultaneous national and/or international distribution and posted on the Company's website immediately after release over the news wire. The website shall include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news releases. Where necessary, the Company will file a material change report with securities regulators.

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CONFERENCE CALLS

Conference calls and/or webcasts may be held for quarterly earnings and major corporate developments, whereby discussion of key aspects is accessible simultaneously to all interested parties, some as participants by telephone and others in a listen-only mode by telephone or via a webcast over the Internet. Any such call and/or webcast will be preceded by a news release containing all relevant material information. At the beginning of the call and/or webcast, a Company spokesperson must provide appropriate cautionary language with respect to any future oriented information.

The Company will provide advance notice of the conference call and webcast by issuing a news release announcing the date and time and providing information on how interested parties may access the call and/or webcast. In addition, the Company may send invitations to analysts, institutional investors, the media and others invited to participate. An audio recording of the conference call and/or an archived audio webcast on the Internet will be made available following the call for a minimum of 30 days, for anyone interested in listening to a replay.

A copy, detailed records and/or transcripts of any conference call and webcast will be maintained by the Company. If during the conference call or webcast, there is inadvertent selective disclosure of previously undisclosed material information, the Company will immediately disclose such information broadly via news release.

RUMOURS

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company's authorized spokespersons or designates will respond consistently to those rumours, saying, "It is our policy not to comment on market rumours or speculation." Should the Exchange request that the Company make a definitive statement in response to a market rumour that is causing significant volatility in the stock, the Administrators will consider the matter and decide whether to make a policy exception.

If material undisclosed information of the Company appears to be affecting trading activity in the Company's securities, the Administrators will consider taking immediate steps to issue a public announcement by news release of the information. This may also include contacting the Exchange and asking that trading be halted pending the issuance of a news release. If no material undisclosed information appears to be causing the volatility in the stock, the Company may choose to issue a public announcement stating that it is not aware of any material undisclosed information that could affect trading activity.

CONTACTS WITH ANALYSTS, INVESTORS AND THE MEDIA

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

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The Company recognizes that meetings with analysts, institutional investors and other market professionals are an important element of the Company's investor relations program. The Company will meet with analysts, institutional investors and other market professionals on an individual or small group basis as needed and will initiate contact or respond to their calls in a timely, consistent and accurate fashion in accordance with this disclosure policy.

A debriefing among some or all of the Company participants will be held after individual or group meetings and if such debriefing uncovers inadvertent selective disclosure of previously undisclosed material information, the Company will immediately disclose such information broadly via news release.

REVIEWING ANALYST DRAFT REPORTS

It is the Company's policy to review, upon request, analysts draft research reports. It is imperative that the control of the process be centralized through the CEO. The Company will review the report for the purpose of pointing out errors in fact based on publicly disclosed historical information. The Company will not confirm, or attempt to influence, an analyst's opinions or conclusions and will not express comfort with the analysts report or earnings estimates.

DISTRIBUTING ANALYST REPORTS

Analyst reports are proprietary products of the analyst's firm. Re-circulating a report by an analyst may be viewed as an endorsement by the Company of the report. For these reasons, the Company will not provide analyst reports through any means to persons outside of the Company, including posting such information or links to such information on its website. The Company may post on its website a complete list, regardless of the recommendation, of all the investment firms and analysts who provide research coverage on the Company. If provided, such list will not include links to the analysts or any other third party websites or publications.

FORWARD-LOOKING INFORMATION

Any forward-looking information (“FLI”) which constitutes material information will be disclosed by the Company broadly via press release pursuant to this disclosure policy. This includes FLI in the MD&A of annual audited and interim (quarterly) financial statements and any material FLI which the Company discloses at any other time for any reason.

The Company will describe all material facts or assumptions used in the preparation of the FLI. Any FLI disclosed will be identified as “forward-looking information” and accompanied with a cautionary statement warning of the inherent risks and uncertainties that may cause actual results to differ materially or if applicable that the information is stated as of a current date and is subject to change after that date and the Company does not undertake to update any forward-looking statement(s) that is contained in that particular document or other communication.

MANAGING EXPECTATIONS

The Company will try to ensure, through its regular public dissemination of quantitative and qualitative information, that analysts’ estimates are in line with the Company's own expectations. The Company will not confirm, or attempt to influence, an analyst's opinions or conclusions and will not express comfort with analysts' models and earnings estimates.

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RESPONSIBILITY FOR ELECTRONIC COMMUNICATIONS

This disclosure policy also applies to electronic communications. Accordingly, directors, officers and employees responsible for written and oral public disclosures shall also be responsible for electronic communications.

The investor relations department is responsible for updating the investor relations section of the Company's website and is responsible for monitoring all Company information placed on the website to ensure that at the time it was placed on the website it is accurate, up-to-date and in compliance with this disclosure policy.

The investor relations department must ensure that all links from the Company’s website to a third party website are pre-approved by the Administrators. Any such links will include a notice that advises the reader that he or she is leaving the Company's website and that the Company is not responsible for the contents of the other site. The Company’s website shall contain an investor relations section. Documents of interest to investors that are available in paper copy may be made available on the website. These may include the annual report, quarterly reports, news releases, and management proxy circular. The investor relations department is responsible for ensuring that the information in the investor relations section of the website is up-to-date and accurate. News releases will be added to the website as soon as possible after they are released to the wire service. Other documents and presentations may be placed on the website as soon as possible after they are available.

Disclosure on the Company's website alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosures of material information on the Company's website will be preceded by the issuance of a news release.

The investor relations department is responsible for maintaining the Company’s Social Media presence. Social Media includes Facebook, Instagram, Twitter and Linkedin. Notwithstanding the foregoing, Social Media is a technology that changes frequently and as such, all present and future forms of collaborative, online communications are within the scope of the Disclosure Policy.

Dissemination of corporate information through Social Media cannot be used until the information has been disclosed through the issuance of a news release. Disclosure of information through Social Media must be complete and include all material facts so as not to be misleading. Care must be taken to ensure that a communicated excerpt is not misleading when read on its own.

The investor relations department will also ensure that electronic inquiries are responded to. Only public information or information which could otherwise be disclosed in accordance with this disclosure policy will be utilized in responding to electronic inquiries. The investor relations department will maintain a written record of such inquiries and responses.

In order to ensure that no material undisclosed information is inadvertently disclosed, directors, officers and employees are prohibited from participating in Internet chat rooms, bulletin boards, email or newsgroup discussions on matters pertaining to the Company's activities or its securities. Directors, officers or employees who encounter such a discussion pertaining to the Company should advise the CFO immediately, so the discussion may be monitored.

COMMUNICATION AND ENFORCEMENT

This disclosure policy extends to the Company's board of directors, officers, employees, authorized spokespersons and spokespersons designated by the CEO. Any person who violates this disclosure policy may face disciplinary action up to and including termination of his or her position or employment with the Company without notice. The violation of this disclosure policy may also violate certain securities laws which could lead to penalties, fines or imprisonment.

Adopted by the Board of Directors of
Augusta Gold Corp. on February 8, 2021,
as amended on June 25, 2021

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